

05035508

RECEIVED

FEB 2 4 2005

STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NUMBER
8- 65663

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2004___ AND ENDING ___12/31/2004___
  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AB Wong Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 1010
_____
(No. and Street)

New York   **New York**   **10004**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alice Boote   **(212) 480-2127**
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – if individual, state last, first, middle name)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Alice Boote_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__AB Wong Capital, LLC_____ , as

of __December 31_____ , 20 __04__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 _05_

Alice Boote
Signature

Managing Member
Title

Dierdre Steinhaus Ainbinder
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2004
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT PUBLIC AUDITOR

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

DECEMBER 31, 2004

INDEX

INDEPENDENT AUDITOR'S REPORT

To the Members of
AB Wong Capital, LLC

We have audited the accompanying statement of assets, liabilities and members' equity of AB Wong Capital, LLC (a Company in the Development Stage) as of December 31, 2004 and the related statements of income and expenses, members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AB Wong Capital, LLC (A Company in the Development Stage) at December 31, 2004 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has recurring losses, limited revenues and limited operations to date, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 17, 2005

1

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

DECEMBER 31, 2004

ASSETS

Cash	$	26,853
Fixed Assets (net of accumulated depreciation of $6,447)		19,237
Clearing deposit at broker		10,000
Security Deposits		5,314
Prepaid Expenses		709
TOTAL ASSETS	$	62,113

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable and Accrued Expenses	$	2,416
Bank loan payable		9,162
TOTAL LIABILITIES		11,578
Commitments and Contingent Liabilities		
Members' Equity		50,535
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	62,113

The accompanying notes are an integral part of these financial statements.

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENT OF INCOME AND EXPENSES

FOR THE PERIOD NOVEMBER 7, 2002 (INCEPTION) TO DECEMBER 31, 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2004

	From Inception to December 31, 2004	December 31, 2004
Revenues:		
Interest	$ 300	$ 300
Total Income	300	300
Expenses:		
Professional fees	40,345	9,825
Occupancy	28,565	19,898
Regulatory fees	10,194	4,815
Office supplies and expenses	13,233	10,937
Communications	18,966	18,215
Employee compensation	27,424	27,424
Travel and entertainment	2,022	2,022
Depreciation and Amortization	6,447	6,309
Miscellaneous	6,649	3,343
Total Expenses	153,845	102,788
Net loss	$ (153,545)	$ (102,488)

The accompanying notes are an integral part of these financial statements.

3

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE PERIOD NOVEMBER 7, 2002 (INCEPTION) TO DECEMBER 31, 2004

Members' equity at November 7, 2002 (Inception)	$ -
Members' equity at December 31, 2002	-
Capital contributions	94,080
Net loss	(51,057)
Members' equity at December 31, 2003	43,023
Capital contributions	110,000
Net loss	(102,488)
Members' equity at December 31, 2004	$ 50,535

The accompanying notes are an integral part of these financial statements.

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

STATEMENT OF CASH FLOWS
FOR THE PERIOD NOVEMBER 7, 2002 (INCEPTION) TO DECEMBER 31, 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2004
Increase (Decrease) in cash

	From Inception to December 31, 2004	December 31, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (153,545)	$ (102,488)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	6,447	6,309
Changes in operating assets and liabilities:		
Due from clearing broker	(10,000)	(10,000)
Security deposits	(5,314)	(2,039)
Prepaid expenses	(709)	1,970
Accounts payable and accrued expenses	2,416	(4,274)
Total adjustments	(7,160)	(8,034)
NET CASH USED BY OPERATING ACTIVITIES	(160,705)	(110,522)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets	(25,684)	(11,982)
CASH USED BY INVESTING ACTIVITIES	(25,684)	(11,982)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions	204,080	110,000
Bank line of credit, net	9,162	9,162
CASH PROVIDED BY FINANCING ACTIVITIES	213,242	119,162
NET INCREASE IN CASH	26,853	(3,342)
CASH - Beginning of year	-	30,195
CASH - End of year	$ 26,853	$ 26,853
Interest paid	$ 63	$ 63
Taxes paid	$ 500	$ 500

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

AB Wong Capital, LLC, a New York limited liability company (the "Company") is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD") in September 2003.

Since November 7, 2002 (Inception) the Company has been in the development stage.

Going Concern Consideration

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses and limited revenues. The Company reported a loss of $102,488 for the year ended December 31, 2004 and has lost $153,545 since inception and to date has had limited operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2005, management of the Company intends to build the business through investment banking and increased commission business. Additionally, management plans to contribute capital as required. There can be no assurance that management's plans, as described above, will be realized. If the Company is unable to generate sufficient revenues or raise sufficient additional capital, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses will be recorded on the books on a trade date basis.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of five to seven years. Software is depreciated over 5 years. The cost of leasehold improvements is amortized over the lesser of the length of the related lease or the estimated useful life of the assets. Depreciation is computed on a straight line basis for financial reporting purposes and on an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Fair Value of Financial Instruments

The carrying value of financial instruments including cash, receivables and accounts payable, approximates their fair value at December 31, 2004 due to the relatively short-term nature of these instruments.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that has a controlling interest in the VIE. FIN 46R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of FIN 46 did not have a material impact on the Company's results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management believes that this statement did not have a material impact on the Company's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material effect on the Company's financial position.

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 3- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the members under this form of organization.

NOTE 4- COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company has a lease agreement for office space which expires in January 2009. During 2004 the Company paid $19,898 in rent expense.

Remaining commitments under the operating leases are as follows:

Year ending December 31,		Amount
2005	$	18,700
2006		19,272
2007		19,837
2008		20,435
2009 and thereafter		1,707
	$	79,951

NOTE 5- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2004, consist of the following:

		Receivable
Deposit with clearing broker	$	10,000

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is a member of the National Association of Securities Dealers and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1 (except during the first year of operations in which the ratio may not exceed 8 to 1), and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was $25,275 which was $20,275 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.4581 to 1.

NOTE 7- CLEARING AGREEMENT

In June 2004 the Company entered into a clearing agreement with a clearing broker dealer. The clearing agreement was funded with a $10,000 deposit during October 2004. Pursuant to the clearance agreement the Company will clear all of its securities transactions through the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions initiated by the Company. Additionally, the Company is liable for monthly minimum clearing charges beginning three months from its first trade, as defined in the agreement.

NOTE 8- OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions for these securities transactions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

In the normal course of business, the Company's customer activities will involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:

Members' equity $ 50,535

Less non-allowable assets and deductions:

Fixed assets, net	19,237	
Security Deposits	5,314	
Prepaid expenses	709	
		25,260

NET CAPITAL $ 25,275

AGGREGATE INDEBTEDNESS, total liabilities $ 11,578

MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness) $ 772

MINIMUM NET CAPITAL DOLLAR REQUIREMENT $ 5,000

MINIMUM NET CAPITAL REQUIRED $ 5,000

EXCESS NET CAPITAL ($25,275 - $5,000) $ 20,275

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 11,578	
NET CAPITAL	$ 25,275	45.81%

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL, as reported in Company's Part II-A Focus Report (Unaudited)	$	25,389
Audit adjustments		
Decrease in non allowable assets		2,041
Increase in expenses		(2,155)
NET CAPITAL, per audit	$	25,275

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

AB WONG CAPITAL, LLC
(A Company in the Development Stage)

**INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL**

DECEMBER 31, 2004

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

AB Wong Capital, LLC
New York, New York

In planning and performing our audit of the financial statements of AB Wong Capital, LLC (A Company in the Development Stage) (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AB Wong Capital, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activites for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of AB Wong Capital, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Members, management, the SEC, The NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers,and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 17, 2005